Invest in Shanti Elixirs, LLC

Jun is a non-alcoholic sparkling green tea made with raw honey.

SHANTIELIXIRS.COM
ASHEVILLE NORTH CAROLINA
alcoholretailcommunitycrowdfundingenergy





Inspired by my own honey bees I attended a sacred beekeeping workshop. During this workshop I experienced the joy of drinking Jun for the first time. A longtime fan of probiotics, I was immediately intrigued by the lineage, flavor, and health benefits of this fermented drink. I began studying the art of Jun brewing and a passion for Jun was born!

Shanti Volpe Founder, Owner, and CEO (Queen Bee) @ Shanti Elixirs, LLC

Why you may want to invest in us...

1 Our product is available in over 120 loacations in Western NC.

2 We've more than doubled our wholesale accounts this year.

3 We've averaged 30k a month over the last 3 months!

4 Jun has numerous health benefits (like prebiotics and probiotics) and is good for the planet too!

5 Jun is known as the "champagne of kombuhca". It has a light & smooth taste.

6 We plan to open up the first Jun Bar on the East Coast

7 We're on track for 270K in revenue for 2019 in just our 2nd full year of business.

8 The Kombucha industry is growing quickly so imagine what's in store for Jun!

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Shanti Volpe
Founder, Owner, and CEO (Queen Bee)
I have a passion for helping people unearth their purpose & discover their own peace & healing. I love bringing joy to the world through our nourishing elixirs. I am a loving wife & mother to 3 fabulous boys, a nurse, & a lactation consultant.



Kalyan Volpe
Co-Owner, Management Consulting (Consulting Bee)
He's passionate about serving his community by facilitating learning & growth & has been with the business since its inception. He's co-founder of Odyssey School & has a deep commitment to helping young people flourish. He's a loving husband & father



Janaka Damian Volpe
Bottling and Markets (Bottling and Market Bee)
He is passionate about developing personal relationships with co-workers & community members. He's been with the hive since the beginning, when his mother first began the business. In his spare time he loves creative writing, reading, and learning.



Michael Siegel
Operations Manager (Operations Bee)
He is passionate about providing a quality, non-alcoholic drink for the community. He joined the hive in August of 2017, helping out wherever he could. His broad experience with the company now informs his current role as operations manager.



Meredith Allen
Head Brewer (Brewing Bee)
She has a longstanding enthusiasm for making ferments. She joined the hive in October of 2017 & soon after became head brewer at the Junery. She prepares each small batch with intention, imbuing the Jun with love & peace. She's a mother to 3 boys.



Jeannie Adair
Creative Consultant (Creative Bee)

She's passionate about creating design with intention, & has been with the business since it began. She interprets the essence of the business into beautiful packaging & a visual marketing strategy. She's the mother of 2 boys & loves ecstatic dance.



Robin Elliott
Flavor Specialist (Flavor Bee)
She has a passion for helping others & for cultivating creativity in the kitchen. She joined the hive as flavor specialist in May of 2018 & prepares each recipe with joy & artistry. She's a loving wife, & the mother of 5 children. She enjoys cooking.



Erika Eill
Newsletter Creater (Announcement Bee)
She's passionate about supporting Shanti's vision & sharing it with the world. She joined the hive in March of 2018 & spreads her excitement for Jun by compiling newsletters. She's mother to 1 son, a computer whiz, & enjoys spending time with family.



Sophia Phillips
Administrative Assistant & Sales (Sales Bee)
She's passionate about promoting a company that offers a product that positively impacts her community & enjoys supporting her fellow sister bees. She joined the team in August of 2018 building relationships with the community through her work.



Bella Wells-Fried
Labeler (Labeling Bee)
She is passionate about working for a company with purpose. She joined the hive as head labeler in September of 2017, and controls packaging quality with precision. She enjoys bouldering, creative writing, music, and exploring the outdoors.



Grace Winters
Events, Markets, Deliveries (Jack of all Bees)
She is passionate about the local food movement and connecting with her community. She joined the hive in March of 2019 and keeps a busy schedule working full time. She loves dancing to live music, traveling, and practicing mindfulness and yoga.



Rachel Pickett
Bottler and Creative Writer (Bottling Bee)
She's passionate about contributing to a thriving local food culture & sharing the joy of Jun with others. She joined the hive in April 2019 as head bottler, preparing product for distribution & helping with creative projects & administrative tasks.



Michelle Mortensen
Sales, Markets, Deliveries & Admin (Sales Bee)
She has a passion for positivity & sharing whole foods with the world. She joined the hive in August 2019, excited to share probiotics with people through education & tastings while running markets. She helps with administrative duties & deliveries.

Why people love us



Every once in a while I come across a product that makes me say "YES! This is IT!" Your Ginger Jun warms and settles my belly. The gentle bubbles put a smile on my face. Absolutely delicious... and good for my body, as well. Sometimes you CAN have it all.
Kate, Black Mountain, NC

Customer



I have been drinking Shanti Elixirs' Jun for a little while now and I am obsessed. I've always been a huge fan of Kombucha but was always alarmed by the sugars that they add to it. Jun is great because it uses honey, which has so many healing properties. The taste is so delicious and super smooth. They call it the "champagne of Kombucha" and I totally agree with this. Not only is the product amazing but also the people making it are amazing. They allow you to taste all their flavors before buying which is much better than blindly buying from the grocery store. Jun is made locally which is another plus because I love to support local businesses. I am currently sipping on their holiday batch… read more*

Ashley, Asheville, NC
Customer



I love Shanti-Jun! I make my own Jun, but for some reason, it never tastes as good to me as the amazing blends of flavors that Shanti puts together and serves cold on tap on hot summer market days. I couldn't name my favorite flavor, I love them all! Thanks for bringing such lovely and healthy refreshment to Asheville!

Ellen, Asheville, NC
Customer



I used to love Kombucha, but quickly and easily traded it in for Shanti Elixirs' Jun after trying just a sample. Super smooth and very flavorful. Plus all the benefits of Kombucha and more. I recently bought a Kombucha on the road (I was out of my Jun), and I couldn't even drink it - too harsh and way too sugary! If you are looking for a healthy, flavorful, smooth, one of a kind drink, YOU MUST TRY SHANTI'S JUN!

Sarah, Asheville, NC
customer

In the news

















Downloads

Slide Deck for Mobile Jun Bar 11-19-19.pptx.pdf

The Story of Shanti Elixirs

Shanti Volpe discovered inspiration for the world she wanted to build in the unlikeliest of places: beehives and bacteria!



Shanti Volpe holding a frame of honey from her beehives



Shanti Volpe in her Blissful Bee
Apiary



Shanti and Kalyan's youngest son in the
apiary



Jun SCOBY (symbiotic culture of bacteria and yeast)

She found that these small pollinators and cultures had big lessons to impart. In the fall of 2016 Shanti attended a sacred beekeeping workshop through the College of Melissae. It was here that she experienced a spiritual symbiosis with the hives, marveling at their industrious harmony and vital role in food production. During this workshop Shanti also experienced the joy of drinking Jun for the first time. A longtime fan of probiotics, she was immediately intrigued by the lineage, flavor, and health benefits of this fermented drink. She began studying the art of this ancient brewing tradition from Rebecca Robertson, a sacred beekeeper, and Jun brewer, and a passion for Jun was born!



Shanti with Rebecca Robertson holding a Jun SCOBY

Soon after the workshop, Shanti began to share her enthusiasm for Jun with her friends and family, brewing her own version with honey from her own Blissful Bee Apiary. Demand for her elixirs quickly began to grow sip by delicious sip. Word of mouth spread the tale of the tasty, good for you fermented tea, and Shanti Elixirs ™ was born.



Shanti with her husband, Kalyan



Shanti uncapping a frameof honey



Extracting honey from The Blissful Bee
Apiary



Ingredients for brewing Jun



Honey, the magical ingredient that makes Jun prebiotic



Adding the Jun SCOBY to the honey
tea



Kalyan with Taraka and Nari; Shanti & Kalyan's youngest 2

sons



Janaka, their oldest oldest son, running Asheville City Market



Jun, sparkling probiotic elixirs

In creating her beverage company, Shanti looked to the bees for guidance. A hive achieves its magic by working together. Shanti's passion, sense of purpose, and desire to collaborate attracted an extraordinary, compassionate, and dedicated group of individuals who now form the Shanti Elixirs' hive. Working together, the Shanti Elixirs' team is dedicated to spreading well-being, peace and good vibes through every sip of Jun - created and bottled in the Blue Ridge Mountains of Western North Carolina.



Welcome to our hive!

OUR MISSION AND VISION

We bee-lieve one drink can change the world. Our mission is to nurture the intimate connection between the health of our bodies and the well-being of our planet. And to do so, our core commitments include:

- Honoring the wisdom of ancient traditions

- Sourcing locally and responsibly whenever possible

- Enhancing the health of our customers, employees and community

We truly believe our Shanti-Jun® is a vehicle for change. We know this because it has changed us and it has changed our community. In an age of increasing isolation we choose to build community with integrity and authenticity. In addition to our award-winning beverages, we plan to provide spaces where people can come together to play, connect, and enjoy each other. Be on the lookout for our non-alcoholic venue coming soon! Come join us and see what all the buzz is about!



The Shanti Elixirs' Family

Investor Q&A

COLLAPSE ALL

What does your company do?

We make Jun, sparkling drinks with green tea and raw honey that not only taste good but are good for you and the planet too! We have 7 standard flavors and rotating seasonal and collaboration flavors. Our drinks are non-alcoholic and infused with love, peace, and good vibes.

Where will your company be in 5 years?

Shanti Elixirs plans to establish a Jun Bar where people can gather to connect and celebrate each other and life with lots of non-alcoholic options. We would also like to expand to more locations in our region.

Why did you choose this idea?

Inspired by my own honey bees I attended a sacred beekeeping workshop. During this workshop I experienced the joy of drinking Jun for the first time. A longtime fan of probiotics, I was immediately intrigued by the lineage, flavor, and health benefits of this fermented drink. I began studying the art of Jun brewing and a passion for Jun was born!

What's new about what you're making? How is it different?

Jun is not as well known as Kombucha but is well loved by those who taste it and experience its benefits. It is a fermented effervescent tea, rich in healthy acids and probiotics. It has become known as the "Champagne of Kombucha" due to its light, smooth, and unique flavor profile. Shanti Elixirs' Jun is a fantastic non-alcoholic beverage perfect to drink on its own, or as a mixer in a creative cocktail or mocktail. It is also prebiotic and probiotic so it's even better for gut health and your immune system. Jun differs from Kombucha in that it is made with raw honey instead of sugar and green tea instead of black tea. This makes Jun a prebiotic and a probiotic. Raw honey contains antibacterial, antifungal, antioxidant, and anti-inflammatory properties. It energizes your body, boosts your immunity, fights bad bacteria and aids in seasonal allergies. Organic green tea contains bioactive compounds and powerful antioxidant properties that can strengthen the immune system, slow the aging process, improve brain function, improve fat burning and physical performance and can lower the risk of various types of diseases. The Kombucha Industry is growing so imagine what that means for Jun!

How big is the market?

We are a part of the Kombucha market and being the first Junery on the East Coast we have great potential. There is only one national Jun company so far. MarketsandMarkets estimates that the kombucha industry will be worth $1.8 billion by 2020. Another firm, Grand View Research, puts the number at $4.46 billion globally by 2024.

Who are your competitors? How are you different?

In Asheville there are 3 other non-alcholic fermented beverage companies; Buchi Kombua, Booda Kombucah, and Yoga Bucha. We are the only Jun company. We differ from these other fermented beverage companies because we use a Jun SCOBY when we brew and this culture requires raw honey to ferment and prefers green tea. The Kombucha SCOBY requires sugar to ferment and prefers black tea. Because we use raw honey our brews are both prebiotic and probiotic. There are other Jun companies emerging but so far there is only one Jun company that has a national reach and they are Wild Tonic.

What do you understand about your business that others don't get?

There is an untapped market and a growing community of non drinkers, like myself, who are looking for a drink experience when they are out at a bar brewery or restaurant. There is also a growing community of folks who are looking for a drink with no refined sugars. Jun fits this mold beautifully. I want to advocate for this community of people and I want businesses to understand that price is not a factor when you are looking for a drink experience that resonates with your values. Jun is a great option for the consumer who is looking for a delicious, healthy, and good for the planet drink! Target Audience: Who loves our Jun? People who want something special or unique to drink Those who want to celebrate but abstain from alcohol while at a bar or event People trying to avoid refined sugars People that are willing to pay more for a (want a) drink experience And for those who do drink …. people who want something that helps them recover more quickly and detoxes the liver or just want something fun for when they've had enough People looking for mocktails or cocktails People who love feeling healthy And, most importantly, people who want to feel like they are making a difference to their bodies and the planet with their choice of beverage

What's your biggest risk? What keeps you up at night?

I worry about not being profitable. I worry about not having enough money to pay my employees. I worry about not having enough money to manifest the vision of getting our mobile Jun bar and I worry about not having enough money to expand our Junery. I also worry about not having enough money to get the brick and mortar Jun Bar launched.

How will you make money?

We need to streamline our processes, work with our vendors to improve our margins, and get Jun into the hands of more people. Our best go-to-market strategy is to get people to try it. Once they try it they buy it! We also sell Jun cultures and deluxe Jun brewing kits with instructions and support so folks and brew for their friends and family and this is another amazing revenue source for us.

How do you acquire customers?

Our most reliable way to acquire new customers is to get folks to try our elixirs. We do this by participating in farmers markets, events, and festivals. We also set up tastings with potential wholesale accounts. Once they try it 85% of the time they buy it. This is why the mobile Jun bar is crucial. We need to be more visible and we need to spread the Jun love.

What kind of feedback have you received about your company or product outside of your region?

We recently won first and second place in the International Flavor Awards... with Buchi coming in third for the Kombucha category. Way to go Western North Carolina!

What kind of feedback have you received about your company or product outside of your region?

We recently won first and second place in the International Flavor Awards... with Buchi coming in third for the Kombucha category. Way to go Western North Carolina!

Why are dedicating 12K to a vehicle wrap?

This mural will be a part of Matthew Willey's global artwork titled The Good of the Hive. This work is based in Matts personal commitment to hand-paint 50,000 individual honey bees – the number in a healthy thriving hive – in murals and installations around the world. By using Matt's artwork on our vehicle, we will accomplish: An incredibly unique visual that raises awareness and reinforces Shanti Elixirs' brand and mission of conservation. Social Media engagement An unveiling/meet and greet with the artist A printed stanchion telling the story of The Good of the Hive and Shanti Elixirs' support of bees A page on TheGoodoftheHive.com highlighting our vehicle for the entirety of the project (approximately 15-20 years).